Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153

VIA EDGAR

January 8, 2020

Ms. Beverly Singleton
Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re:	Standard Diversified Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 11, 2019
File No. 001-36696

Dear Ms. Singleton and Ms. Raminpour:

This letter is being submitted in response to your letter dated December 16, 2019 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filing of Standard Diversified Inc. (“we,” “us,” “our,” or the “Company”).  For your convenience, we have reproduced each of the Staff’s comments in italics below and follow each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

1.
We note from your disclosure on page 51 that Turning Point’s net sales, which include federal excise taxes, consist of gross sales net of cash discounts, returns and selling and marketing allowances, as well as disclosure on page 77 that revenue is recognized net of sales incentives and sales returns, including shipping and handling charges billed to customers, upon delivery of goods to the customer.  In light of the fact that the discounts and incentives appear to represent variable consideration, please tell us and revise to disclose the nature of all variable consideration and how you estimate the variable consideration, including whether this estimate is typically constrained.  See ASC 606-10-50-12(b) and 606-10-50-20.

Company Response:

The Company acknowledges the Staff’s comment and in Note 2. Summary of Significant Accounting Policies – Revenue Recognition of future filings, starting with the Form 10-K for the year ended December 31, 2019, the Company will disclose the nature of all variable consideration and how we estimate the variable consideration.

Variable consideration consists of cash discounts for prompt payment, sales returns and sales incentives, which consist of consumer incentives and trade promotion activities.  Sales returns are based principally on historical volume and return rates by product.  Sales incentives, a portion of which is based on amounts estimated as being due to wholesalers, retailers and consumers at the end of the period, is based principally on historical volume and utilization rates.

The Company provides the following example of the approach we will incorporate in future filings to provide the additional disclosure (language in bold underlined font reflects additions to the language in the Form 10-K).

Revenue Recognition

Turning Point: Turning Point adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP, on January 1, 2018. Turning Point recognizes revenues, which include excise taxes and shipping and handling charges billed to customers, net of cash discounts for prompt payment, sales returns and ~~net of~~ sales incentives ~~and sales returns, including shipping and handling charges billed to customers~~, upon delivery of goods to the customer—at which time Turning Point’s performance obligation is satisfied—at an amount that Turning Point expects to be entitled to in exchange for those goods in accordance with the five-step analysis outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied.  Turning Point excludes from the transaction price sales taxes and value-added taxes imposed at the time of sale (which do not include excise taxes on smokeless tobacco, cigars, or vaping products billed to customers).

Turning Point records an allowance for sales returns, based principally on historical volume and return rates, which is included in accrued liabilities on the consolidate balance sheets.  Turning Point records sales incentives, which consist of consumer incentives and trade promotion activities, as a reduction of revenues (a portion of which is based on amounts estimated as being due to wholesalers, retailers and consumers at the end of the period) based principally on historical volume and utilization rates.  Expected payments for sales incentives are included in accrued liabilities on the consolidated balance sheets.

A further requirement of ASU 2014-09 is for entities to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Turning Point’s management views business performance through segments that closely resemble the performance of major product lines. Thus, the primary, and most useful, disaggregation of Turning Point’s contract revenue for the decision-making purposes is the disaggregation by segment which can be found in Note 23. Segment Information. An additional disaggregation of contract revenue by sales channel can also be found within Note 23. Segment Information.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

2.
Further, we note your principal operating expense, as disclosed on page 51, includes federal excise taxes.  Please disclose if you made a policy election to include excise taxes collected from customers in the measurement of the transaction price pursuant to ASC 606-10-32-2A.

Company Response:

The Company acknowledges the Staff’s comment.  The Company includes excise taxes collected from customers in the measurement of transaction price, and will disclose as much in Note 2. Summary of Significant Accounting Policies – Revenue Recognition of future filings, starting with the Form 10-K for the year ended December 31, 2019.

If you have any questions regarding this response letter, please contact the undersigned at (856) 357-1234, or our counsel, Morgan, Lewis & Bockius LLP, by calling Justin W. Chairman at (215) 963-5061.

Very truly yours,

STANDARD DIVERSIFIED INC.

By:	/s/ Edward J. Sweeney
Edward J. Sweeney
Interim Chief Financial Officer

cc: Justin W. Chairman, Esq., Morgan, Lewis & Bockius LLP